DLA Piper LLP (US) 2525 East Camelback Road, Suite 1000 Phoenix, Arizona 85016-4232 www.dlapiper.com
Steven D. Pidgeon Steven.Pidgeon@dlapiper.com T 480.606.5124 F 480.606.5524

April 20, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Gordon
Kevin Woody
Jennifer Angelini
Erin Purnell

Re:	Roth CH Acquisition IV Co Amendment No. 2 to Registration Statement on Form S-4 Filed April 7, 2023 File No. 333-269095

Ladies and Gentlemen:

On behalf of our client, Roth CH Acquisition IV Co. (“ROCG” or the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated April 18, 2023 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing its Amendment No. 3 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment of the Staff in the Comment Letter is included in italics below and the Company’s responses appear below each comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Amendment No. 2 to Form S-4

General

1.	Please revise disclosure relating to the non-redemption agreements and related payments to reconcile apparent inconsistencies, for example, on pages 115, 136, F-18, and F-22. Clarify which party entered the agreements, made or will make payments, and received or will receive reimbursement. Revise references to "certain initial stockholders," which does not appear to be a defined term, to specifically identify these parties. Revise disclosure in the summary section under the heading "The Sponsor and ROCG’s Directors and Executive Officers Have Financial Interests in the Business Combination," and add disclosure in the related party transactions section, as appropriate to reflect the foregoing payments and commitments.

Company Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that we have updated the disclosure on pages xix, 9, 67, 122, 146, and 222 of the Amended Registration Statement to reflect the requested disclosure.

2.	We note your disclosure that, "In further recognition of Roth’s contributions, the Sponsors additionally intend to, following the Closing, transfer to Roth for no consideration up to a number of shares of the Combined Company’s common stock equal to two-thirds of the potential 200,000 Variable Shares which are not issued pursuant to the BCMA Termination Agreement." Please revise the reference to "Variable Shares," which does not appear to be a defined term, and clarify that Roth is itself a sponsor, according to the definition on page v. Additionally revise disclosure within the related party transactions section related to Roth on page 260 to describe the amendment to the BCMA Termination Agreement and the intended transfer of shares from the other sponsors.

Company Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that we have updated the disclosure on pages 18, 290, and 291 of the Amended Registration Statement to reflect the requested disclosure.

Material U.S. Federal Income Tax Consequences, page 231

3.	On page 231, you state that "This discussion is for general information only" and that shareholders are urged to consult their tax advisors as to the particular tax considerations of the business combination to them, including the applicability and effect of any U.S. federal laws. Investors are entitled to rely on your disclosure. Revise to eliminate these inappropriate disclaimers. You may recommend that investors consult their own advisors with respect to consequences of the transactions that could vary based on their particular circumstances. For guidance, refer to Section III.D. of Staff Legal Bulletin No. 19.

Company Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that we have updated the disclosure on page 251 of the Amended Registration Statement to reflect the requested disclosure.

Material Tax Consequences with respect to a Redemption of Public Shares, page 232

4.	We note you have included a "short-form" tax opinion as Exhibit 8.2 to the Registration Statement. Please revise this section to state clearly that the disclosure is the opinion of named counsel, and to ensure that the disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. For guidance, refer to Section III.B.2 of Staff Legal Bulletin 19.

Company Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that we have updated the disclosure on page 252 of the Amended Registration Statement to reflect the requested disclosure.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the outside counsel to the Company, Steven Pidgeon at (480) 606-5124 or via email at Steven.Pidgeon@us.dlapiper.com.

Very truly yours,

/s/ Steven Pidgeon
Steven Pidgeon

cc:	Gordon Roth, Chief Financial Officer, Roth CH Acquisition IV Co. Colin J. Diamond, White & Case LLP Laura Katherine Mann, White & Case LLP

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